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                                                                 EXHIBIT 1A11


                            HARTFORD LIFE INSURANCE COMPANY
                   ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                 DESCRIPTION OF TRANSFER AND REDEMPTION PROCEDURES AND
                    METHOD OF COMPUTING ADJUSTMENTS IN PAYMENTS AND
                           ACCOUNT VALUES UPON CONVERSION TO
                                FIXED BENEFIT POLICIES

This document sets forth, as required by Rule 6e-3(T)(b)(12)(ii), the administrative procedures that will be followed by Hartford Life Insurance Company and ITT Hartford Life and Annuity Insurance Company (collectively "Hartford") in connection with the issuance of its last survivor flexible premium variable life insurance policy (the "Policy"), the transfer of assets held thereunder, and the redemption by Policy Owners of their interests in said Policies. The document also describes the method that Hartford will use in adjusting the payments and cash values when a Policy is exchanged for a fixed benefit insurance policy pursuant to Rule 6e-3(T)(b)(13)(v)(B).

                        TRANSFER AND REDEMPTION PROCEDURES

I.  PURCHASE AND RELATED TRANSACTIONS

    A.  PREMIUMS AND UNDERWRITING STANDARDS

    This Policy is a last survivor flexible premium variable life policy. The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Policy Owners, but recognize that premiums must be based upon factors such as age, health or occupation.

    B.  APPLICATION AND INITIAL PREMIUM PROCESSING

    Upon receipt of a completed application, Hartford will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A Policy will not be issued and consequently a Policy Issue Date established, until this underwriting procedure has been completed.

    If a premium is submitted with the Policy application, insurance coverage will begin immediately if the proposed Insured is insurable at a standard rate under a conditional receipt agreement. Otherwise, insurance coverage will not begin until the Policy's Issue Date. In either case, the Policy when issued will be effective from the date Hartford receives the initial premium at its National Service Center.

    If a premium is not paid with the application, insurance coverage will begin and the Policy will be effective on the later of the date the underwriting determination is made or on the date the premium is received.

    C.  PREMIUM ALLOCATION

    In the application for a Policy, the Policy Owner can allocate the initial premium among the Fixed Account and various Sub-Accounts. Hartford will allocate the entire premium to the Hartford Money Market Sub-Account. At a later date, the value of the Policy Owner's interest in the Hartford Money Market Sub-Account will be allocated among the Fixed Account and the Sub-Accounts of Separate Account VL I in accordance with the Policy Owner's instructions in the application for insurance. The Policy Owner may select up to five (5) Funds to allocate your premium. An allocation to any one Fund must be for 10% or more, in whole percentages.


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    D.  POLICY LOANS

    A Policy Owner may obtain a cash loan from Hartford, which is secured by the Policy. The total Indebtedness at the time of the new loan (including the accrued interest on prior loans plus the currently applied for loan) may not exceed 90% of the Account Value.

    The amount of each loan will be transferred on a Pro Rata Basis from each of the Sub-Accounts (unless the Policy Owner specifies otherwise) to the Loan Account. The Loan Account is a mechanism used to ensure that any outstanding Indebtedness remains fully secured by the policy values.

    LOAN INTEREST

    Interest will accrue daily on the Indebtedness at the Policy Loan Interest Rate indicated in the Policy. The difference between the value of the Loan Account and the Indebtedness will be transferred on a pro rata basis from the Sub-Accounts to the Loan Account on each Monthly Activity Date.

    CREDITED INTEREST

    During the first ten Policy Years, any amounts in the Loan Account will be credited with interest at a rate equal to the Policy Loan Rate, minus 2%. For Policy Years 11 and beyond, except for Preferred Loans described below, the Loan Account will be credited with interest at a rate equal to the policy Loan Rate applicable to that Indebtedness, minus 1%.

    PREFERRED LOAN

    If, any time after the tenth Policy Anniversary, the Account Value exceeds the total of all premiums paid since issue, a Preferred Loan is available. The amount available for a Preferred Loan is the amount by which the Account Value exceeds total premiums paid. The amount of the Loan Account which equals a Preferred Loan will be credited with interest at a rate equal to the Policy Loan Rate. The amount of Indebtedness that qualified as a Preferred Loan is determined on each Monthly Activity Date.

    LOAN REPAYMENTS

    You can repay any part of or the entire loan at any time.

    The amount of loan repayment will be deducted from the Loan Account and will be allocated among the Fixed Account and Sub-Accounts in the same percentage as premiums are allocated.

    TERMINATION DUE TO EXCESSIVE INDEBTEDNESS

    If total Indebtedness equals or exceeds the Account Value, the Policy will terminate 61 days after we have mailed notice to your last known address and that of any assignees of record. If sufficient loan repayment is not made by the end of the Grace Period, the policy will end without value.

    EFFECT OF LOANS ON ACCOUNT VALUE

    A loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. In addition, the rate of interest credited to the Fixed Account will usually be different than the rate credited to the Loan Account. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Fixed Account and Sub-Accounts earn more than the annual interest rate for funds held in the Loan Account, a Policy Owner's Account Value will not increase as rapidly as it would have had no loan been made. If the Fixed Account and Sub-Accounts earn less than the Loan Account, the Policy Owners Account Value will be greater than it would have been had no loan been made. Also, if not repaid, the aggregate amount of the outstanding loan (i.e., the Indebtedness) will reduce the Death Proceeds and Cash Surrender Value otherwise payable.


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II.  TRANSFER AMONG INVESTMENT DIVISIONS

The Separate Account currently has twenty-two Sub-Accounts, each of which invests in shares of an open-end diversified management investment company registered with the Commission and a Fixed Account. At any time, the Policy Owner may transfer value among the Funds or the Fixed Account. We reserve the right at a future date to limit the size of transfers and remaining balances and to limit the number and frequency of transfers.

A transfer will take effect on the date the written request (or telephone request) is received at Hartford unless a later date is designated in the request for transfer. A transfer between the Loan Accounts and the Separate Account incident to the repayment or making of a loan under the Policy will not be considered a transfer. A transfer from the Money Market Fund at the end of the Right to Cancel Period or a transfer arising because of a substitution of securities by Hartford will also not be considered a transfer.

III.  "REDEMPTION" PROCEDURES:  SURRENDER AND RELATED TRANSACTIONS

    A.  SURRENDER FOR ACCOUNT VALUE

    At any time before the death of the Insured and while the Policy is in force, the Policy Owner may completely surrender the Policy by written request. The surrender payment from the Sub-Accounts will be made within seven days after Hartford receives the written request, unless payment is postponed pursuant to the relevant provision of the Investment Company Act of 1940. The surrender payment from the Fixed Account may be postponed up to six months under state law. The surrender payment will equal the Policy Owner's Cash Surrender Value.

    B.   BENEFIT CLAIMS

    As long as the Policy remains in force, Hartford will usually pay the Death Proceeds to the named Beneficiary within seven days after receipt of due proof of death of the Insured unless the Policy is contested. Payment of the Death Proceeds may be postponed as permitted pursuant to the relevant provisions of the Investment Company Act of 1940 and up to six months if the Account Values were in the Fixed Account.

    The Death Proceeds equal the Death Benefit under the Policy less all outstanding loans. The Death Benefit will be determined on the date Hartford receives written notice of death and is a function of the Death Benefit Option chosen by the Policy Owner.

    In lieu of payment of the death proceeds in a single sum, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Policy or a combination of options. The election may be made by the Policy Owner during the Insured's lifetime. The Beneficiary may make or change an election within 90 days of the death of the Insured, unless the Policy Owner has made an irrevocable election. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Policy.

    C.  POLICY LAPSE

    The Policy will terminate 61 days after a Monthly Activity Date on which the Cash Surrender Value is not sufficient to cover the Monthly Deduction Amount. The 61-day period is the Grace Period. If sufficient premium is not paid by the end of the Grace Period, the Policy will terminate without value. The Company will mail the Owner and any assignee written notice of the amount of premium that will be required to continue the policy in force at least 61 days before the end of the Grace Period. The premiums required will be no greater than the amount required to pay three (3) Monthly Deduction Amounts as of the day the Grace Period began. If that premium is not paid by the end of the Grace Period, the policy will terminate.


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    If the cumulative premiums, less withdrawals, are not sufficient to maintain the Death Benefit guarantee in effect, the lapse and Grace Period provisions for the Death Benefit guarantee will apply as follows:

    On every Monthly Activity Date during the Death Benefit guarantee period, We will compare the cumulative premiums received, less withdrawals, to the Cumulative Death Benefit Guarantee Premium for the Death Benefit guarantee period in effect.

    If the cumulative premiums received, less withdrawals, are less than the Cumulative Death Benefit Guarantee Premium, the Death Benefit guarantee will be deemed to be in default as of that Monthly Activity Date. A Grace Period of 61 days from the date of default will begin. We will mail the Policy Owner and any assignee written notice of the amount of premium required to continue the Death Benefit guarantee.

    At the end of the Grace Period under a ten-year guarantee period, the Death Benefit guarantee will be removed from the Policy if We have not received the amount of the required premium. The Policy Owner will receive a written notification of the change.

    At the end of the Grace Period under the last survivor life expectancy guarantee period, the Death Benefit guarantee will be removed from the Policy if We have not received the amount of the required premium, subject to the following exception: If the Policy is in the first ten Policy Years and the cumulative premiums received, less withdrawals, equal or exceed the cumulative Death Benefit guarantee premium for the ten-year period, We will change the Death Benefit guarantee period to ten years. In this case, We will send the Policy Owner notification of:

    (a)  the ten-year period measured from the Policy Date; and

    (b)  the Annual Death Benefit Guarantee Premium for that ten-year period.

    Unless the Policy has been surrendered, the Policy may be reinstated prior to the Maturity Date, provided:

    (a) the Insureds alive at the end of the Grace Period are also alive on the date of reinstatement;

    (b)  the Policy Owner makes the request within five years;

    (c)  satisfactory evidence of insurability is submitted;

    (d)  any Policy loan is repaid or reinstated; and

    (e) The Policy Owner pays sufficient premium to (1) cover all Monthly Deduction Amounts that are due and unpaid during the Grace Period and
         (2) keep the Policy in force for three months after the date of reinstatement.


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    The Account Value on the reinstatement date will reflect:

    (a)  The Account Value at the time of termination; plus

    (b)  Net Premiums derived from premiums paid at the time of reinstatement.

    Upon reinstatement, any Indebtedness at the time of termination must be repaid or carried over to the reinstated Policy.

    D.  POLICY LOANS

    See "Purchase and Related Transactions," Section I. D. on page 2 of this Exhibit.

                       CASH ADJUSTMENT UPON EXCHANGE OF POLICY

Once the Policy is in effect, it may be exchanged during the first 24 months after its issuance, for a non-variable last survivor life insurance policy offered by Us or an affiliate on the life of the Insureds. No evidence of insurability will be required. The new policy will have an amount at risk which equals or is less than the amount at risk in effect on the date of exchange. Premiums under the new policy will be based on the same risk classifications as this Policy.